Exhibit (a)(5)(liii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated February 9, 2009, and the related Letter of Transmittal, each as amended and supplemented as described herein and as each may be further amended and supplemented from time to time. The Offer is being made to all holders of Shares. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute. If we become aware of any valid statute prohibiting the making of the Offer, we will make a good faith effort to comply with that statute. If, after a good faith effort, we cannot comply with the statute, we will not make the Offer to holders of Shares in the relevant jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Roche Investments USA Inc.

a member of the

Roche Group

has

Increased the Price

of its

Offer to Purchase for Cash all Outstanding Shares of Common Stock

of

Genentech, Inc.

to

$95.00 Net Per Share

Roche Investments USA Inc. (the “Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), increased the price of its offer to purchase all outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Genentech, Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries (the “Roche Group”), to $95.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, and extended the expiration of the offer until midnight, New York City time, on Wednesday, March 25, 2009, unless further extended, all upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 2009 (as amended and supplemented by the Second Supplement to Offer to Purchase and Amendments Nos. 1, 2, 3 and 4 to the related Tender Offer Statement and Rule 13E-3 Transaction Statement, the “Offer to Purchase”) and in the related second amended and restated Letter of Transmittal (which, as each may be further amended and supplemented from time to time, collectively constitute the “Offer”).

THE OFFER (AS EXTENDED) AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, MARCH 25, 2009, UNLESS THE OFFER IS FURTHER EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 12, 2009, among the Company, Roche Holdings, Inc. (“Holdings”) and the Purchaser (the “Merger Agreement”), pursuant to which Purchaser will be merged into the Company (the “Merger”).  The board of directors of the Company (acting upon the unanimous recommendation of the Special Committee) has (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company’s stockholders (other than Holdings and its Affiliates), (ii) approved the Merger Agreement and the transactions contemplated thereby and declared the Merger Agreement advisable and (iii) recommended that the Company’s board of directors adopt resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated thereby and recommending that the Company’s stockholders tender their Shares in the Offer and, if required by Delaware law, adopt the Merger Agreement and the transactions contemplated thereby.

If the Purchaser purchases Shares in the Offer and the other conditions to the Merger are satisfied or waived, the Purchaser will effect a Merger as promptly as practicable in accordance with the terms of the Merger Agreement at the same per Share price paid in the Offer.  No further action by any public stockholder of the Company will be required to consummate the Merger and Holdings and the Company have amended the Affiliation Agreement so that the merger provisions of the Affiliation Agreement to not apply to the Offer and the Merger.

Stockholders who have already tendered Shares pursuant to the Offer using any previously distributed Letter of Transmittal or Notice of Guaranteed Delivery and who have not withdrawn such Shares need not take any further action in order to receive the increased offer price of $95.00 per Share, if Shares are accepted and paid for by the Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

Stockholders who have Shares registered in their own names and tender directly to Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if it charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay transfer taxes on the sale of Shares pursuant to the Offer.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the outstanding Shares, excluding Shares owned by the Roche Group, the officers, directors and controlling shareholders of Parent and the officers and directors of the Company (the “Majority of the Minority Condition”). The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in the Offer to Purchase.

The Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any other changes in the terms of or conditions to the Offer; provided that without the prior consent of the Company (provided that such consent has been approved by the Special Committee), the Purchaser will not (i) change the amount or form of the consideration to be paid or the number of Shares sought in the Offer, (ii) waive the Majority of the Minority Condition, (iii) add to, amend, modify, supplement or otherwise change any of the conditions to the Offer, (iv) amend any other term of the Offer in any manner adverse to the stockholders of the Company (other than Holdings and its Affiliates) or extend the expiration date of the Offer except as otherwise provided in the Merger Agreement. Notwithstanding the foregoing, the Purchaser must extend the Offer from time to time in certain circumstances (but not beyond April 1, 2009), including if at the scheduled or extended expiration date of the Offer the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived or the Merger Agreement is terminated.

After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived but not all of the Shares have been tendered, the Purchaser may, in its sole discretion, give stockholders a further opportunity to tender at the same price in one or more subsequent offering periods. Stockholders tendering Shares during any subsequent offering period will not have the right to withdraw their Shares. The Purchaser does not currently intend to include a subsequent offering period, although it reserves the right to do so.

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration of the Offer. Shares may also be withdrawn after April 9, 2009 unless theretofore accepted for payment as provided in the Offer to Purchase. Once the Purchaser accepts Shares for payment, you will no longer be able to withdraw them.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the

Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase) through the Book-Entry Transfer Facility) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

In general, the sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. All stockholders should consult their own tax advisor about the tax consequences to them of participating in the Offer in light of their particular circumstances.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

A second supplement to the Offer to Purchase, a related second amended and restated Letter of Transmittal and a related second amended and restated Notice of Guaranteed Delivery are being mailed to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the Second Supplement thereto, the related second amended and restated Letter of Transmittal and the related Amendment No. 1 (dated March 2, 2009), Amendment No. 2 (dated March 6, 2009), Amendment No. 3 (dated March 6, 2009) and Amendment No. 4 (dated March 12, 2009) to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by Roche with the Securities and Exchange Commission contain important information. Stockholders should carefully read them in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent or Dealer Manager at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Second Supplement thereto, the second amended and restated Letter of Transmittal, the second amended and restated Notice of Guaranteed Delivery and other related materials may be obtained promptly, at our expense, from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. We will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is: 105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885 Email: genentech@mackenziepartners.com
The Dealer Manager for the Offer is: Greenhill & Co., LLC 300 Park Avenue New York, New York 10022 Call Toll-Free: (888) 504-7336

March 13, 2009